Via Facsimile and U.S. Mail
Mail Stop 6010

April 11, 2007

Mr. Charles A. Rowland, Jr.
Executive Vice President,
Chief Financial Officer and Treasurer
Endo Pharmaceuticals Holdings Inc.
100 Endo Boulevard
Chadds Ford, Pennsylvania 19317

Re: **Endo Pharmaceuticals Holdings Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2006
      Filed March 1, 2007
      File No. 001-15989

Dear Mr. Rowland:

        We have limited our review of your filing to those issues we have addressed in
our comments. In our comments, we ask you to provide us with information so we may
better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 64

Liquidity and Capital Resources, page 81

   1. Your discussion of the cash flow statement appears to merely repeat amounts
       presented on the statement rather than fully explaining the underlying reasons for
       changes in cash flows. Please provide us revised disclosure that fully explains
       changes in cash flows provided from operations from 2005 to 2006. For example,

you state that tax refunds caused the 2006 inflow of $79 million. Explain why taxes caused a $79 million cash inflow in 2006 and a $68 million cash outflow in 2005 in order to explain changes in cash flow provided by operations in 2006 as compared to 2005. Similarly, fully explain other line items that show significant changes from year to year, for example, accrued expenses.

Acquisition, page 83

2.   We note that you recorded significant amounts of In-Process Research and Development costs for the acquisition of RxKinetix, Inc. Please provide us, in disclosure-type format, the following:
   a. The specific nature and fair value of each significant in-process research and development project acquired.
   b. The completeness, complexity and uniqueness of the projects at the acquisition date.
   c. The nature, timing and estimated costs of the efforts necessary to complete the projects, and the anticipated completion dates.

Contractual Obligations, page 86

3.   It appears that you have minimum royalty payment obligations under the Hind Healthcare Inc license agreement. Please provide us, in disclosure-type format, a revised table of contractual obligations table that includes this contractual obligation in addition to any other minimum payments obligations you might have under your licenses and collaboration agreements.

Consolidated Statements of Operations, page F-6

4.   You disclose on the face of the income statement that depreciation and amortization is excluded from cost of services. Gross profit amounts that exclude relevant amortization and depreciation would be considered non-GAAP financial measures and should be removed from the face of the statement of operations and your discussion of your results of operations on page 78 and 80. In addition, please provide us a table with the quarterly gross profit information presented on page F-39 revised to include applicable depreciation and amortization and impairment. Item 302 of Regulation S-K requires the presentation of gross profit, which is defined as "net sales less costs and expenses associated directly with or allocated to products sold or services rendered."

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant